EXHIBIT 21.1

Subsidiaries of the Registrant as of December 31, 2021

Name	Jurisdiction
Amarin Pharmaceuticals Ireland Limited	Ireland
Amarin Pharma, Inc.	United States
Ester Neurosciences Limited	Israel
Amarin Switzerland GmbH	Switzerland
Amarin Germany GmbH	Germany
Amarin France SAS	France
Amarin UK Limited	United Kingdom
Amarin Italy S.r.l	Italy
Amarin Switzerland GmbH Sucursal Espana	Spain
Amarin Switzerland GmbH Austrian branch	Austria
Amarin Belgium, branch of Amarin Switzerland GmbH	Belgium
Amarin Denmark, filial af Amarin Switzerland GmbH	Denmark
Amarin Switzerland GmbH, Suomen sivuliike	Finland
Amarin Switzerland GmbH Greek branch	Greece
Amarin Switzerland GmbH Dutch branch	Netherlands
Amarin Switzerland GmbH Norwegian branch	Norway
Amarin Switzerland GmbH, Sucursal em Portugal	Portugal
Amarin Switzerland GmbH Sweden filial	Sweden